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VOTING INSTRUCTION FORM

MAG SILVER CORP.

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: THURSDAY, SEPTEMBER 15, 2011 AT 02:00 P.M. PDT
RECORD DATE: FOR HOLDERS AS OF AUGUST 12, 2011
PROXY DEPOSIT DATE: SEPTEMBER 13, 2011
55903Q104

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WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS
2 - APPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS --->>> AUDITORS OF THE COMPANY FOR THE ENSUING YEAR AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION.	FOR 0010200 --->>>
3 - TO APPROVE THE AMENDMENT OF THE STOCK OPTION PLAN OF THE ---------->>> COMPANY AND GRANT OF OPTIONS, AS DESCRIBED IN THE MANAGEMENT INFORMATION CIRCULAR OF THE COMPANY FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON SEPTEMBER 15, 2011.	FOR 0022402 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TELEPHONE VOTE AT 1-800-454-8683
INTERNET VOTE AT WWW.PROXYVOTE.COM

FOLD AND DETACH HERE

MAG SILVER CORP.
ANNUAL AND SPECIAL MEETING TO BE HELD 09/15/11 AT 02:00 P.M. PDT FOR HOLDERS AS OF 08/12/11

1 ELECTION OF DIRECTORS (FILL IN ONLY ONE BOX " ▭ " PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD
01-DANIEL T. MACINNIS	☐	☐
02-JONATHAN A. RUBENSTEIN	☐	☐
03-RICHARD M. COLTERJOHN	☐	☐
04-FRANK R. HALLAM	☐	☐
05-ERIC H. CARLSON	☐	☐
06-R. MICHAEL JONES	☐	☐
07-PETER K. MEGAW	☐	☐
08-DEREK C. WHITE	☐	☐

ITEM(S) (FILL IN ONLY ONE BOX " ▭ " PER ITEM IN BLUE OR BLACK INK)

	FOR	WITHHOLD
2	☐	☐

	FOR	AGAINST
3	☐	☐

A/C *** ISSUER COPY ***

FILL IN THE BOX " ▭ " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING ☐

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

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55903Q104
P15912

MAG SILVER CORP.
ATTN: JODY HARRIS
770 - 800 WEST PENDER STREET
VANCOUVER, BC V6C 2V6
CANADA

FOLD AND DETACH HERE

*** ISSUER CONFIRMATION COPY - INFO ONLY ***

SIGNATURE(S) DATE